OPERATING AGREEMENT
OF

My Joy Yoga, LLC

Article I - Organization

Section A - Formation and Qualification

The members have formed a Limited-Liability Company (the "Company") in the state of Texas by filing Articles of Organization with the Secretary of State.

Section B - Name

The name of the Company shall be My Joy Yoga, LLC. The business of the Company may be conducted under that name or, in compliance with applicable laws, any other name that the Company deems appropriate.

Section C - Principle Office

The principal office of the Company shall be at such place or places of business within or without the state of Texas as the Company may determine.

Section D - Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the state of Texas. The rights and liabilities of the Members shall be determined pursuant to the laws of the state of Texas and this Agreement. To the extent that any provision of this Agreement is inconsistent with the law, this Agreement shall govern to the extent permitted by law.

Section E - Term

The term of the Company commenced on the filing of the Articles of Organization and shall be perpetual.

Section F - Registered Agent & Office

The Company shall continuously maintain a registered agent in the state of Texas as required by law. The registered agent and office of the Company shall be as stated in the Articles of Organization or any amendment thereof. The registered agent and/or office may be changed from time to time by a resolution of the Members of the Company.

Section G - Purpose of the Company

The purpose of the Company is to engage in all lawful activities, including, but not limited to the following: Online fitness and wellness content delivery.

Article I – Membership Interests

Section A – Initial Members of the Company

The initial Members of the Company are the Members who are identified in Exhibit A (attached).

Section B - Percentage of Ownership

A member's ownership of the Company is the total of his Voting Shares and Nonvoting Shares, together with all of the rights that arise from the ownership of such shares. The Percentage of Ownership ("Ownership Percentage") shall be calculated by adding together that Member's membership shares (Voting and Nonvoting) and then dividing this sum by the total of all of the Member's membership shares (Voting and Nonvoting).

The initial Ownership, Percentage Ownership and Percentage Voting Interests in the Company of each Member are identified in Exhibit A.

Section C - Membership Classifications

The Company shall issue Class A Voting Membership Shares ("Voting Shares") to the members who vote (the "Voting Members"). The Voting Members shall have the right to vote on all company matters, as outlined in this Agreement.

The Company may issue Class B Nonvoting Membership Shares ("Nonvoting Shares"). Nonvoting shares hold no voting rights whatsoever, and members who only own Nonvoting Shares will have no right to vote on any matters. Members may hold both Voting Shares and Nonvoting Shares.

Section D - Management by Members

The Voting Members shall manage the Company. In their capacity as Managers, they shall have the right to make decisions and vote upon all matters as specified in this Agreement, in proportion to their respective Ownership Percentage of the Company. Voting Members need not identify whether or not they are acting as a Member or a Manager when they take action.

Nonvoting Members have no right to participate in the management of the Company, nor vote on any matters of the Company. No Nonvoting Member shall take any action or enter into any contract or obligation on behalf of the Company without the prior written consent of all of the Voting Members. Likewise, no Nonvoting Member shall perform any act that is in any way pertaining to the Company or its assets.

Section E - New Members

The Voting Members may issue additional Voting Capital or Nonvoting Capital and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (a) is approved unanimously by the Voting Members; (b) delivers to the Company his required capital contribution and (c) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto.

Upon the admission of a new Member to the Company, the capital accounts of all Members, and the calculations that are based on the capital accounts, shall be adjusted appropriately.

Section F - Capital Accounts

A separate capital account shall be maintained for each Member. The capital account of each Member shall be increased by (a) the amount of money contributed to the Company by the Member, (b) the fair market value of any property contributed to the Company by the Member, (c) allocations of profit to the Member, (d) The Member's share of the increase in the tax basis of Company property, if any, arising out of the recapture of any tax credit, and (e) Allocations of income or gain to the Member, as provided under this Agreement.

The capital account of each Member shall be reduced by (a) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities, secured by such distributed property that such Member is assumed to take), (b) the amount of expenses or loss allocated to the Member and (c) the Member's share of the decrease in the basis of the Company's property arising from the allowance of a tax credit.

Section G - Liability of Members

No Member shall be personally responsible for any debts, liabilities or obligations of the Company solely by reason of being a Member. All debts, obligations and liabilities of the Company, whether by contract or not, shall belong solely to the Company.

Section H – Transfer and Assignment of Interests

A Member may not sell, assign, transfer or otherwise dispose of all or part of his Membership Interest in the Company without first making a written offer to sell such Membership Interests to the other Members or the Company at a mutually agreed upon price. If the Company or such other Members decline the purchase of the Membership Interest within thirty (30) days, and the sale or assignment is made and the Members fail to approve this sale or assignment unanimously then, the purchaser or assignee shall have no right to vote nor participate in the management of the business or other affairs of the Company. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled.

In the event of a Member's bankruptcy or other involuntary transfer of interest, such as a creditor obtaining a lien or a charging order against a Member's interest, this act shall constitute a material breach of this Agreement by such Member. The creditor or claimant shall only be considered an Assignee and shall have no right to become a Member or have rights to participate in the affairs of the company nor have the right to participate as a Member or Manager in any regard. Said creditor or claimant shall only be entitled to receive the share of profit and losses, or the return of capital, to which the Member would otherwise have been entitled.

In the event of a charging order, bankruptcy, lien or other involuntary transfer, the Members may unanimously elect that the Company purchase all or any part of the membership shares that are in question. The price shall be equal to one-half (1/2) of the fair market value of such shares. Written notice of such purchase shall be provided to the creditor or claimant within sixty (60) days.

Article IV - Allocations and Profit Distributions

Section A - Allocations of Profits and Losses

The profits and losses of the Company shall be allocated to the Members in proportion with their individual ownership percentages. Should the Company wish to make special allocations, they must comply with Section 704 of the Internal Revenue Code and the corresponding regulations.

Section B – Distributions

Subject to applicable law and limitations elsewhere in this Agreement, the members may elect, to make a distribution of assets at any time that would not be prohibited under by law or under this Agreement. The amount and timing of all distributions of cash, or other assets, shall be determined by a unanimous vote of the Voting Members. All such Distributions shall be made to those Members who, according to the books and records of the Company, were the holders of record of Membership Interests on the date of Distribution.

The Voting Members may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company or other relevant information. Neither the Company nor any Members shall be liable for the making of any Distributions in accordance with the provisions of this section.

No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

Article V - Meetings & Voting

Section A - Notice of Meetings

If any action on the part of the Members is to be proposed at the meeting, then written notice of the meeting must be provided to each Member entitled to vote not less than ten (10) days or more than sixty (60) days prior to the meeting. Notice may be given in person, by fax, by first class mail, or by any other written communication, charges prepaid, at the Members' address listed in Exhibit A, attached. The notice shall contain the date, time and place of the meeting and a statement of the general nature of this business to be transacted there.

Section B – Meetings

The Company shall have no predetermined annual or regular meetings of the Members. However, any Member or Members with a collective ownership percentage of 20% or more may call a meeting of the Members at any time.

No action may be taken at a meeting that was not proposed in the notice of the meeting, unless all Voting Members consent unanimously.

Any meeting may be adjourned upon the vote, and subsequent approval, of the majority of the Membership Interests represented at the meeting.

Section C - Quorum

Members holding at least fifty-one percent (51%) of the Voting Membership Interests in the Company represented in person, by telephone, or by proxy, shall constitute a quorum at any meeting of Voting Members. In the absence of a quorum at any such meeting, the Voting Members may adjourn the meeting for a period not to exceed sixty days.

Section D – Voting

Except as expressly set forth elsewhere in this Agreement or otherwise required by law, all actions requiring the vote of the Members may be authorized upon the vote of those Members collectively holding a majority of the Membership Interests in the Company. The following actions require the unanimous vote of all Members, who are not the transferors of a Membership Interest:

(i)   Making an Amendment to the Articles of Organization or this Agreement;

(ii)   Absolving any Member from the obligation of making a capital contribution or returning money or property that was distributed to such Member in violation of law or this Agreement;

(iii)   Approving the sale, transfer, assignment or exchange of a Member's interest in the Company and the admission of the transferee as a Member with full rights therein;

(iv)   Purchasing, by the Company or its nominee, the Membership Interest of a transferor Member.

Section E – Proxies

Proxies are only valid when signed by the Member entitled to the vote and must be filed with the secretary of the meeting prior to the commencement of voting on the matter in which the proxy is being elected to vote upon. Proxies shall become invalid after 11 months from the date of its execution unless otherwise stated in the proxy. Additionally, the proxy may be terminated at-will by the voting member. The termination of such proxy must be submitted to the Company prior to the termination being effective.

Article VI - Management & Duties

Section A – Election and Appointment

The Company shall be managed by one or more appointed Managers. The name and address of the Managers of the Company can be found in Exhibit B, attached. The Members, by a majority vote, shall elect and appoint as many Managers as the Members determine shall be in the best interest of the Company, though no less than one.

One manager shall be elected to take the position of Chief Operating Manager. The Chief Operating Manager shall be held responsible for managing the operations of the Company and shall carry out the decisions of the Managers.

Members shall serve until they resign or their successors are duly elected and appointed by the Members.

Section B - Delegation of Powers

The Managers are authorized on the Company's behalf to bind the Company to contracts and obligations, and to do or cause all acts to be done deemed necessary or appropriate to carry out or further the business of the Company. All decisions and actions of the Managers shall be made by majority vote of the Managers as provided in this Agreement. The managers have in their power to authorize or decide the following:

(i)   The employment of persons or institutions for the operation and management of the company affairs.

(ii)   Execute all checks, drafts and money orders for the payment of company funds.

(iii)   Deliver and execute promissory notes, loans or security agreements.

(iv)   The purchase or acquisition of company assets.

(v)   The sale, lease or other disposition of company assets.

(vi)   Granting security interests in the company assets in exchange for capital.

(vii)   The pre-payment or refinancing of any loan secured by the company assets.

(viii)   Execute and deliver all contracts, franchise agreements, licensing agreements, assignments, leases, and subleases which affect the company assets.

Section C – Compensation

Any Manager whom renders services to the Company shall be entitled to compensation in direct proportion to the value of such services.   Additionally, the Company shall reimburse all direct out-of-pocket expenses incurred by the Managers while managing the Company.

Section D – Indemnification

Unless otherwise provided by law or expressly assumed, a person who is a Member or Manager, or both, shall not be liable for the acts, debts, or liabilities of the Company, except to the extent any related loss results from fraud, gross negligence or willful or wanton misconduct on the part of such Member or the material breach of any obligation under this Agreement or of the fiduciary duties owed to the Company or the other Members by such Member.

In addition, the Company shall, to the fullest extent allowed by law, indemnify, save and hold harmless and pay all judgments and claims against the Members, and each of such Member's agents, legal representatives, heirs, affiliates, successors and/or assigns from, against, an in respect of any and all liability, loss, damage, and expense incurred or sustained by the indemnified party in connection with the activities of the Company or in dealing with third parties on behalf of the Company, including all costs and attorney's fees, as incurred, and any amounts expended in the settlement of any claims of liability, loss, or damage to the fullest extent allowed by law.

Article VII - Miscellaneous

Section A – Books and Records

The Members shall maintain at the Company's principle place of business the following books and records: a current list of the full name and last known business or residence address of each Member, together with their capital contribution and membership interest; a copy of the Articles and all amendments thereto; copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years and a copy of this Agreement and any amendments to it.

Section B - Financial Records and Reporting

The complete and accurate accounting and financial records of the Company shall be held by the Managers at the Company's principal place of business. Such records shall be kept on such method of accounting as the Managers shall select. The Company's accounting period shall be the calendar year.

The Managers shall close the accounting records at the close of each calendar year, and shall prepare and send to each member a statement of such Member's distributive share of income and expense – in the form of a Schedule K-1 - for income tax reporting purposes.

Section C - Indemnification Clause

The Company shall indemnify any person, to the fullest extent permitted by law, who is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a

Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, so long as the person did not behave in violation of law or this Agreement, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding.

Section D - Dispute Resolution

The Members agree that in the event of any dispute or disagreement solely between or among any of them arising out of, relating to or in connection with this Agreement or the Company or its organization, formation, business or management, the Members shall use their best efforts to resolve any dispute arising out of or in connection with this Agreement by good-faith negotiation and mutual agreement. The Members shall meet at a mutually convenient time and place to attempt to resolve any such dispute.

However, in the event that a member dispute cannot be resolved, such parties shall first attempt to settle such dispute through a non-binding mediation proceeding. In the event any party to such mediation proceeding is not satisfied with the results thereof, then any unresolved disputes shall be finally settled in accordance with an arbitration proceeding. In no event shall the results of any mediation proceeding be admissible in any arbitration or judicial proceeding.

Section E – Dissolution

Should a dissolution event occur, the Company shall be dissolved, its assets disposed of and its affairs wound up. The following events constitute "Dissolution Events": (i) at any time as specified in the Articles of Organization or this Agreement, (ii) upon the happening of a specific event as specified in the Articles of Organization or elsewhere in this Agreement, (iii) upon the unanimous consent of all members, (iv) upon the withdrawal, bankruptcy, expulsion, death or dissolution of a Member, unless within ninety (90) days after the date of disassociation, a majority of the remaining Members consent to continue the business operations.

EXHIBIT A

LLC MEMBERS AND INITIAL CONTRIBUTIONS

Name	Address	Contribution Amount	Signature
Christopher Mulgrew	11435 Gallant Ridge Lane, Houston, Texas 77082	$10	
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EXHIBIT B

LLC MANAGERS

Name	**Address**	**Signature**
Christopher Mulgrew	11435 Gallant Ridge Lane, Houston, TX 770820	
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